UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

SEC File Number: 000-12742

CUSIP Number: 848565107

NOTIFICATION OF LATE FILING

(Check one):    ☒   Form 10-K       ☐   Form 20-F       ☐   Form 11-K       ☐   Form 10-Q         ☐   Form 10-D

☐   Form N-SAR   ☐   Form N-CSR

For Period Ended: December 31, 2015

☐   Transition Report on Form 10-K

☐   Transition Report on Form 20-F

☐   Transition Report on Form 11-K

☐   Transition Report on Form 10-Q

☐   Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Spire Corporation
Full Name of Registrant

N/A
Former Name if Applicable

25 Linnell Circle
Address of Principal Executive Office (Street and Number)

Billerica, MA 01821-3928
City, State and Zip Code

PART II -- RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously disclosed the registrant has limited cash resources and liquidity, and has been exploring various alternatives on how to fund working capital needs and institute cost reduction efforts. The registrant’s current lack of sufficient cash resources, lack of financing, delays in shipments of certain products coupled with the corresponding delays in receipt of expected revenue from the sale of such products, and the imposition of stricter payment terms from certain of its suppliers, continue to constrain the registrant’s liquidity and operations. In January 2015, the registrant’s Chief Financial Officer resigned, and the registrant’s Chief Executive Officer currently acts as the registrant’s principal financial officer. In September 2015, the registrant announced that it had engaged an investment banking firm for the purpose of assessing strategic alternatives, including, but not limited to, a potential sale of the registrant or certain of its assets. In October 2015, the registrant announced a small reduction in force and, due to insufficient financial support, the suspension of all non-essential operations until further notice. In addition, on October 29, 2015, the registrant was notified by its independent registered public accounting firm, RSM US LLP (formerly McGladrey LLP) (“RSM”), that RSM has resigned as the registrant’s independent registered public accounting firm effective immediately. The registrant currently lacks the financial resources to engage a new independent registered public accounting firm. On January 11, 2016, the registrant announced it entered into an asset purchase agreement which it sold substantially all of the assets of its simulator business. On March 10, 2016, as a result of the continued deterioration of the registrant’s business and financial condition and lack of sufficient liquidity, the registrant determined to cease operations. In consultation with its financial advisor, the registrant intends to pursue a potential pro rata settlement arrangement with the registrant’s creditors. If the registrant is not successful in reaching such settlement with its creditors or is not able to obtain additional financing, the registrant may be required to file for bankruptcy.

As a result, because the registrant's management continues to devote considerable attention to addressing the registrant's financial and liquidity issues and because of its lack of a full-time Chief Financial Officer and resignation of its independent auditor, the registrant is unable to complete its financial statements for its Annual Report on Form 10-K for the annual period ended December 31, 2015 within the prescribed time period without unreasonable effort or expense.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Rodger W. LaFavre	781	275-6000
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☐ Yes ☒ No

Form 10-K Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2014, Form 10-Q Quarterly Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the quarterly period ended March 31, 2015, Form 10-Q Quarterly Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the quarterly period ended June 30, 2015, Form 11-K Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2014 and Form 10-Q Quarterly Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the quarterly period ended September 30, 2015.

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Although the registrant has not completed its financial statements for the annual period ended December 31, 2015, the registrant anticipates significant changes in its results of operations compared to the corresponding period of 2014 will be reflected by the earnings statement to be included in its Form 10-K for the annual period ended December 31, 2015. The registrant currently expects that its revenue will decrease by 26% to 31%, for the annual period ended December 31, 2015 compared to the same periods in 2014, before considering the effects of the presentation of discontinued operations. The registrant expects that its operating loss from continuing operations will improve by 54% to 61%, for the annual period ended December 31, 2015 compared to the same periods in 2014, before considering the effects of the presentation of discontinued operations. The registrant expects that its net loss will improve by 44% to 51% for the annual period ended December 31, 2015 compared to the same periods in 2014, before considering the effects of the presentation of discontinued operations. Since the financial statements for the annual period ended December 31, 2015 and 2014 are not yet completed, actual results may differ materially from its current expectations.

Spire Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date March 31, 2016	By:	/s/ Rodger W. LaFavre
Name: Rodger W. LaFavre
Title: Chief Executive Officer and President

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).